UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  September 10, 2012

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____              Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: September 10, 2012	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: September 10, 2012
12-37-TR

Teck Resources Announces Agreement as to Certain Facts in
Upper Columbia River Litigation

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) announced today that Teck Metals Ltd. (“TML”) has entered into an agreement regarding certain facts with the plaintiffs in Pakootas et al v. Teck Metals Ltd. in civil proceedings under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”).  The effect of the agreement is to avoid the need for a trial over technical issues in the liability phase of the case.  Despite the agreement, important scientific issues, as well as jurisdictional and other legal issues relating to the case remain to be resolved.

The agreement stipulates that some portion of the slag discharged from Teck’s Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States.  These facts are expected to provide the minimum requirements to allow the court to find in favour of the plaintiffs on their claim for a declaratory judgment that TML is liable under CERCLA for response costs, the amount of which will be determined in a subsequent phase of the case.  The subsequent hearing, with respect to claims for natural resource damages and costs, is expected to be deferred while the remedial investigation and feasibility study with respect to environmental conditions in the Upper Columbia River are completed.  That study, being undertaken by Teck American Incorporated (“TAI”) pursuant to a 2006 agreement with the United States Environmental Protection Agency, is currently expected to be completed in 2015.

TAI continues to work with the Environmental Protection Agency, the State, the Tribes and others on studies in the Upper Columbia River, which to date have generally shown that the water in the river system meets applicable water quality standards in both Canada and the United States, that the beaches are safe for recreational activities, and that the fish in the river system are as safe or safer to eat than fish in other water bodies in Washington State.  TAI has commissioned a study by experts in natural resource damage assessment and on the basis of that study it estimates that the compensable value of any damage will not be material.

Teck continues to work cooperatively with regulators to complete its investigation of environmental conditions in the Upper Columbia River. Today, metals in discharges from Trail Operations are much lower than naturally occurring metals loads in the Columbia River.  While the slag historically deposited in the river has been shown to release small quantities of metals under certain conditions, it is generally inert.

There can be no assurance that TML will ultimately be successful in its defense of the litigation, or that Teck or its affiliates will not be faced with further liability in relation to this matter.  Until the studies described above and additional damage assessments are completed it is not possible to estimate the extent and cost, if any, of any remediation or restoration that may be required, or to fully assess TML’s potential liability for damages.  The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken.  If remediation is required and damage to resources found, the cost of remediation may be material.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements include statements regarding Teck’s expectations regarding the outcome of the Upper Columbia River litigation, estimates of compensable damage and future potential liability of TML, and estimated timing of completion of the remedial investigation and feasibility study with respect to the Upper Columbia River.  Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to be materially different from any future result expressed or implied by the forward-looking statements.

These forward looking statements are based on certain assumptions.  Factors that may cause actual results to vary include, but are not limited to, unanticipated results of future sampling and scientific analysis, difficulties in obtaining permits for future sampling programs or disagreements with regulatory authorities, unanticipated changes in law or appeals, reversals, or other developments in the litigation itself.  Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Media Contact:
Marcia Smith
Senior Vice President, Sustainability & External Affairs
Tel.: 604.699.4616
E-mail: marcia.smith@teck.com

Chris Stannell
Senior Communications Specialist
Tel.: 604.699.4368
E-mail: chris.stannell@teck.com

Investor Contact: Greg Waller Vice President, Investor Relations and Strategic Analysis Tel.: 604.699.4014 E-mail: greg.waller@teck.com